

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


07050044

DC
No Act
P.E. 1-26-07

March 22, 2007

Edward J. Samorajczyk, Jr.
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2007

Re: EDAC Technologies Corporation
Incoming letter dated January 26, 2007

Dear Mr. Samorajczyk:

This is in response to your letter dated January 26, 2007 concerning the shareholder proposal submitted to EDAC by William T. Payne. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Richard D. Carter
Carter & Lay, PLLC
803 Prince Street
Alexandria, VA 22314

772572

ROBINSON & COLE LLP

EDWARD J. SAMORAJCZYK, JR.

280 Trumbull Street
Hartford, CT 06103-3597
Main (860) 275-8200
Fax (860) 275-8299
esamorajczyk@rc.com
Direct (860) 275-8207

Via Federal Express

January 26, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EDAC Technologies Corporation – Notice of Intent to Omit from Proxy Materials Shareholder Proposal of William T. Payne

Ladies and Gentlemen:

This letter is submitted on behalf of EDAC Technologies Corporation, a Wisconsin corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Act"), in order to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the Company's proxy materials for the Company's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). The Proposal was submitted to the Company by William T. Payne (the "Proponent").

Specifically, we respectfully request, on behalf of the Company, that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2007 Proxy Materials for the reasons set forth below. A copy of the Proposal and correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) of the Act, six copies of this letter and its attachments are enclosed. The Company is simultaneously providing the Proponent with a copy of this submission.

I. The Proposal:

A copy of the Proposal is attached to this letter, but for ease of reference, the text of the resolution and supporting statement contained in the Proposal is set forth below:



Law Offices

BOSTON

HARTFORD

NEW LONDON

STAMFORD

WHITE PLAINS

NEW YORK CITY

SARASOTA

www.rc.com

"RESOLVED, that shareholders urge the Board of Directors of EDAC Technologies Corporation take the steps necessary to reincorporate our Company from Wisconsin to Delaware.

Unlike any other state, Delaware has developed and maintained a separate court system devoted solely to corporate and business matters. That court system, and the large body of corporate law it has developed, provides companies and shareholders alike with a high degree of predictability in the myriad of legal issues facing businesses today.

Of the top 100 industrial corporations in the United States, more than 60% are incorporated in Delaware. Less than 30% are actually incorporated in the jurisdiction of their principal business location."

II. <u>The Proposal is Procedurally Deficient and Excludable Pursuant to Rule 14a-8(f)(1)</u>:

The Company intends to omit the Proposal from its 2007 Proxy Material pursuant to Rule 14a-8(f)(1) of the Act because the Proponent has not provided documentation that sufficiently proves that he is eligible to submit a proposal to the Company. Specifically, Rule 14a-8(f)(1) of the Act states that a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b) of the Act; provided, however, that the company notified the proponent of the deficiency within 14 calendar days of the company's receipt of the proposal and the proponent failed to correct such deficiency within 14 calendar days after receiving the company's notice of deficiency. Rule 14a-8(b)(1) of the Act indicates that in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year from the date the proponent submitted the proposal.

Although the cover letter accompanying the Proposal claims that the Proponent is the direct owner of 63,220 shares of the Company's stock, a search of the Company's records indicates that the Proponent is not a registered shareholder for purposes of Rule 14a-8 of the Act because his name does not appear in the Company's records as a shareholder. Thus, the Proponent is required to prove his eligibility to submit a proposal by complying with the ownership requirements set forth in Rule 14a-8(b)(2) of the Act. The cover letter accompanying the Proposal indicates that the Proponent has enclosed a verification of ownership in the form of an "affidavit of ownership of shares" and an affidavit from the Proponent himself. The



personal affidavit submitted by the Proponent, dated December 28, 2006, indicates that (i) he is the direct owner of 63,220 shares of the Company, and (ii) he has continuously owned shares with a market value of more than $2,000 entitled to be voted on the Proposal for more than one year before he submitted the Proposal. However, as noted above the Proponent is not a record holder of the Company's securities; thus, his personal affidavit is not a valid method for satisfying the ownership eligibility requirements of Rule 14a-8(b) of the Act.

In addition, the purported "affidavit of ownership of shares" that the Proponent enclosed with the Proposal appears to be merely a monthly statement from some type of investment or brokerage account. *See* Exhibit A. In Staff Legal Bulletin No. 14, published on July 13, 2001 ("SLB 14"), the Staff clearly indicates in Section (C)(1)(c)(2) that a shareholder's monthly, quarterly or other periodic investment statements do not sufficiently demonstrate continuous ownership of securities and that a shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal. Consequently, the account statement submitted by the Proponent is not sufficient documentation to verify his ownership of shares of the Company. It should also be noted that the Proponent's account statement does not indicate who is the record holder of his shares, nor does it contain any affirmative written statement from the record holder that specifically verifies that the Proponent owned shares of the Company continuously for a period of one year as of the date of the Proposal.

Furthermore, the Staff has consistently indicated in no-action letters that account statements are not satisfactory documentary evidence for purposes of the minimum ownership requirements for a one-year period prior to the date of a proposal as required by Rule 14a-8(b). *See* General Motors Corporation, SEC No-Action Letter (March 6, 2005) (proposal excludable under Rule 14a-8(f) because the account statement submitted by the proponent did not satisfy the ownership requirements of Rule 14a-8(b)); Sky Financial Group, SEC No-Action Letter (January 13, 2005 and December 20, 2004) (brokerage account statement did not satisfy the ownership requirements of Rule 14a-8(b)); International Business Machines Company, SEC No-Action Letter (January 11, 2005) (account statement from proponent's 401(k) plan did not satisfy the ownership requirements of Rule 14a-8(b)).

Accordingly, in a letter dated January 10, 2007, the Company informed the Proponent that he did not satisfy the eligibility requirements because proper



documentation was not provided to the Company evidencing that the Proponent has continuously held shares of the Company for at least one year prior to the date of the Proposal pursuant to Rule 14a-8(b). *See* Exhibit B. As urged by Section (C) of Staff Legal Bulletin 14B, published on September 15, 2004 ("SLB 14B"), the Company's letter to the Proponent dated January 10, 2007, specifically (i) notified the Proponent that he did not provide evidence that he continuously held shares of the Company for at least one year prior to the date of the Proposal as required by Rule 14a-8(b) of the Act; (ii) included a copy of the text of Rule 14a-8(b); (iii) advised the Proponent that he had 14 days from his receipt of the notice to respond to the Company and (iv) was delivered via Federal Express with a tracking number to confirm delivery to the Proponent.

The Proponent responded, through his attorney, to the Company's deficiency notice by letter dated January 22, 2007, which included a letter dated January 11, 2007 from Mr. Clifford S. Aaron, a Client Advocacy Manager of Wachovia Securities, LLC ("Wachovia") indicating that (i) as of the close of business on *December 26, 2006,* [emphasis added] the 63,220 shares of the Company held in the Proponent's investment account had a value of $186,499.00, and (ii) the 63,220 shares of the Company were purchased from February 9, 1999 through March 7, 2005. *See* Exhibit C.

The January 22, 2007 correspondence from the Proponent and the accompanying January 11, 2007 letter from Wachovia fail to correct the deficiency noted in the Company's January 10, 2007 letter to the Proponent. Specifically, the letter from Wachovia indicates that the Proponent owned shares of the Company as of the close of business on *December 26, 2006*, which is three days prior to the date of the Proposal. The letter from Wachovia is clearly defective because it does not specifically verify that the Proponent has continuously held shares of the Company for at least one year prior to December 29, 2006, which is the date the Proponent submitted the Proposal.

In SLB 14 the Staff addressed the issue of how a shareholder's ownership can be substantiated and specifically addressed the timing of a record holder's verification of a proponent's ownership of shares. In a question and answer format, the Staff gave the following example:

"If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the



proposal? No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." *See* Section (C)(1)(c)(3) of SLB 14.

In addition, the Staff has consistently indicated in no-action letters that evidence of ownership from a record holder that is not current as of the date of a proposal is not valid for purposes of the ownership requirements of Rule 14a-8(b). *See* International Business Machines Corporation, SEC No-Action Letter (November 16, 2006) (a broker letter dated 3 days before the date of the proponent's proposal did not satisfy the one-year continuous ownership requirements of Rule 14a-8(b)); Wal-Mart Stores, Inc., SEC No-Action Letter (February 2, 2005) (a broker letter evidencing ownership of shares as of a date that was 14 days prior to the date of the proponent's proposal did not satisfy the one-year continuous ownership requirements of Rule 14a-8(b)).

Based on the foregoing reasons, the Company believes it can properly exclude the Proposal from the Company's 2007 Proxy Materials pursuant Rule 14a-8(f)(1) because the Proponent's account statement and related correspondence do not satisfy the ownership requirements of Rule 14a-8(b).

III. Substantive Grounds for Exclusion:

Even if the Staff determines that the Proponent has satisfied the procedural requirements of Rule 14a-8 of the Act, the Company believes that the Proposal may be excluded from the Company's 2007 Proxy Materials pursuant to the substantive grounds for exclusion set forth in Rule 14a-8(i)(3) of the Act.

A. The Proposal is Excludable Pursuant to Rule 14a-8(i)(3):

The Company also believes that the Proposal may be excluded from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(3) of the Act. Rule 14a-8(i)(3) of the Act permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Rule 14a-9 of the Act, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 of the Act provides, in part, that a proxy statement may not contain a statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. The SEC has clarified its application of Rule 14a-8(i)(3) in SLB 14B, which states that a company can appropriately exclude a proposal in reliance on Rule



14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading". *See* Section (B)(4) of SLB 14B.

The supporting statement by the Proponent in the Proposal states that "Delaware has developed and maintained a separate court system devoted solely to corporate and business matters." This statement is materially false because there is no court in the State of Delaware that is devoted solely to corporate and business matters. If one assumes the Proponent is referring to the Delaware Court of Chancery, the supporting statement is still materially false because the Court of Chancery is not "devoted solely to corporate and business matters." In fact, the Court of Chancery hears all matters relating to equity, including corporate issues, trusts, estates, and other fiduciary matters, as well as disputes involving the purchase of land, questions of title to real estate, and commercial and contractual matters. *See* "Overview of the Delaware Court System" available at http://courts.delaware.gov/Courts. *See also* Del. Code Title 10, § 341 et. seq. for the general jurisdiction and powers of the Court of Chancery. As a result, the Company believes it can exclude the supporting statement from the Company's 2007 Proxy Materials under Rule 14a-8(i)(3) because the Company has demonstrated objectively that a factual statement in the Proponent's supporting statement is materially false.

Notwithstanding the foregoing, the Company also believes there is a basis for excluding the entire Proposal, rather than just the supporting statement, from the Company's 2007 Proxy Materials. It appears that the Proponent's justification for submitting the Proposal, which urges the Company's Board of Directors to take the steps necessary to reincorporate as a Delaware corporation, is based on the false premise that Delaware has developed and maintained a separate court system devoted solely to corporate and business matters. Moreover, the Proponent's supporting statement includes the following materially misleading statement: "...That court system, and the large body of corporate law it has developed, provides companies and shareholder alike with a high degree of predictability in the myriad of legal issues facing business today". Specifically, the statement is materially misleading because it implies that Delaware has a court system that provides shareholders with a high degree of predictability because such court system deals exclusively with corporate and business matters.

If the Proposal were included in the Company's 2007 Proxy Materials, the Company's shareholders will undoubtedly review the resolution and supporting statement together. This is problematic because the Proposal submitted by the Proponent contains a resolution that is based on a materially false and misleading premise set forth in the Proponent's supporting statement (i.e., the Company should



reincorporate in Delaware because Delaware has developed and maintained a separate court systems devoted solely to corporate and business matters, which provides companies and shareholders a high degree of predictability). If the Company were to include the Proposal in its 2007 Proxy Materials, the Company believes it would be in violation of Rule 14a-9 of the Act because of the materially false and misleading statements in the Proposal. As a result, based on Rule 14a-8(i)(3) and the Staff's guidance in SLB 14B, the Company believes the Proposal can be properly excluded from the Company's 2007 Proxy Materials.

The Company notes that the SEC may permit a shareholder to revise or delete statements that are materially false or misleading in his or her proposal when a company has attempted to exclude a proposal pursuant to Rule 14a-8(i)(3). *See* SLB 14, Section (E)(5). As noted above, the Proposal submitted by the Proponent contains a resolution that is based on a materially false and misleading premise set forth in the Proponent's supporting statement. When the resolution and supporting statement set forth in the Proposal are read in conjunction, the Proposal as a whole is materially false and misleading and the Company believes that the SEC should not grant the Proponent additional time to revise the Proposal.

IV. <u>Conclusion</u>:

The Company intends to exclude the Proposal from the Company's 2007 Proxy Materials on procedural grounds pursuant to Rule 14a-8(f)(1) of the Act because of the ownership verification deficiencies noted above. In the event that the Staff does not agree with the Company's reasoning for excluding the Proposal based on procedural grounds, the Company believes that the Proposal may be excluded from the Company's 2007 Proxy Materials on substantive grounds pursuant to Rule 14a-8(i)(3) of the Act. We respectfully request a response from the Staff that it will not recommend any enforcement action against the Company if the Company omits the Proposal from its 2007 Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Company's 2007 Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

* * *



Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed envelope.

Very truly yours,



Edward J. Samorajczyk, Jr.

Copy to: Mr. William T. Payne – via Federal Express
Richard D. Carter, Esq. – via Federal Express
Mr. Daniel C. Tracy, Chairman, EDAC Technologies Corporation – via Email (pdf)



Exhibit A

Proposal and Correspondence



December 29, 2006

Glenn L. Purple
Corporate Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

I, William T. Payne am the direct owner of 63,220 shares of stock. I enclose verification of ownership in the form of an affidavit of ownership of shares. I have also enclosed an Affidavit from me regarding these matters which is attached to this letter.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that I am the sponsor of this resolution. I will attend the stockholders meeting to move the resolution as required by the SEC rules. We will continue to hold shares in the company through the stockholders meeting.

Please feel free to call me if you have any questions about this resolution.

Sincerely,



William T. Payne

Encl. Shareholder Resolution, affidavit and statement of shares

cc: Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
MS 3-3
450 Fifth St. N.W.
Washington, D.C. 20549

AFFIDAVIT OF WILLIAM T. PAYNE

I, William T. Payne, being first duly sworn do depose and say:

1. I am the direct owner of 63,220 shares of stock. I enclose verification of ownership in the form of a broker's statement of ownership of shares. These shares are also on the Books of EDAC Technologies Corporation.

2. I have continuously owned shares with a market value worth more than $2,000.00 entitled to be voted on the proposal for more than one year before I submitted my proposal and I continue to hold them.

3. I will continue to hold these shares through the date of the Shareholders Meeting.

I affirm under the penalty of perjury this 28TH day of December, 2006 that the foregoing is accurate and true to the beast of my personal knowledge, information and belief.

William T. Payne

William T. Payne

Shawn M Kelly
December 28, 2006

My commission expires 1/31/10

SHAREHOLDER PROPOSAL: REINCORPORATION IN DELAWARE

William T. Payne, 3806 Chanel Rd, Annandale, VA 22003, who owns 63,220 shares of EDAC stock, has given the Company notice that he intends to present the following proposal at the annual meeting.

RESOLVED, that shareholders urge the Board of Directors of EDAC Technologies Corporation take the steps necessary to reincorporate our Company from Wisconsin to Delaware.

Unlike any other state, Delaware has developed and maintained a separate court system devoted solely to corporate and business matters. That court system, and the large body of corporate law it has developed, provides companies and shareholders alike with a high degree of predictability in the myriad of legal issues facing businesses today.

Of the top 100 industrial corporations in the United States, more than 60% are incorporated in Delaware. Less than 30% are actually incorporated in the jurisdiction of their principal business location

WILLIAM T PAYNE

Sub / Branch / Rep / Account No. / CAP Account No.
020 / Q1 / Q1YY / 6637-8118 / 4310243731

November 1 - November 30, 20(

Curious how your securities are performing? The "Unrealized Gain/Loss" column tells you how much each stock has increased or decreased in value since you bought it (based cost data supplied by you or by outside services, which may not be complete). Revisions to this information (because of corporate mergers, tenders, and other reorganizations, example) may be necessary from time to time. To update your cost information or provide omitted costs, contact Your Financial Advisor.

Please note that the unrealized gain/loss information presented here does not incorporate amounts or situations that you may use to adjust basis
- Cost basis for fixed income tax lots has been amortized (for securities purchased at a premium) or accreted (for securities purchased at a discount), when possible, for applicab securities
- Partial return of principal or capital payments may not adjust original cost basis information
- Marked-to-market information is not available or provided

When information is available, tax lots are marked with an "L" to denote Long-term (shares held more than 1 year) or an "S" to denote Short-term (shares held 1 year or less).

Stocks and Options

Stocks

Description	Symbol	Quantity	Price or Adj. Cost	Cost or Other Basis	Current Price	Current Market Value	Unrealized Gain/Loss	Est. Ann. Income	Est. Yield
DUSA PHARMACEUTICALS INC Acquired 10/15/97 L	DUSA	500	N/A##	N/A	5.4082	2,704.10	N/A	N/A	
EDAC TECHNOLOGIES CORP	EDAC				2.9000			N/A	
Acquired 02/09/99 L		400	6.50	2,627.00		1,160.00	-1,467.00		
Acquired 09/11/00 L		500	1.68	886.50		1,450.00	563.50		
Acquired 09/18/00 L		500	1.62	855.25		1,450.00	594.75		
Acquired 09/28/00 L		1,500	1.87	2,919.38		4,350.00	1,430.62		
Acquired 10/04/00 L		2,500	2.25	5,700.00		7,250.00	1,550.00		
Acquired 10/06/00 L		6,500	2.62	17,257.50		18,850.00	1,592.50		
Acquired 02/07/03 L		3,500	0.65	2,380.00		10,150.00	7,770.00		
Acquired 03/13/03 L		5,000	0.85	3,400.80		14,500.00	11,099.20		
Acquired 03/13/03 L		5,000	0.60	3,150.00		14,500.00	11,350.00		
Acquired 03/18/03 L		5,000	0.60	3,139.20		14,500.00	11,360.80		
Acquired 03/28/03 L		5,000	0.60	3,150.00		14,500.00	11,350.00		
Acquired 02/24/04 L		1,700	1.20	2,091.00		4,930.00	2,839.00		
Acquired 02/25/04 L		2,000	1.20	2,460.00		5,800.00	3,340.00		
Acquired 03/02/04 L		1,300	1.20	1,599.00		3,770.00	2,171.00		
Acquired 03/02/04 L		5,000	1.03	5,300.00		14,500.00	9,200.00		
Acquired 03/16/04 L		220	1.20	270.60		638.00	387.40		
Acquired 03/25/04 L		5,000	1.23	6,300.00		14,500.00	8,200.00		
Acquired 03/25/04 L		5,000	1.22	6,250.00		14,500.00	8,250.00		
Acquired 08/02/04 L		1,000	1.45	1,483.00		2,900.00	1,417.00		
Acquired 12/15/04 L		2,500	1.60	4,078.00		7,250.00	3,172.00		
Acquired 12/15/04 L		2,500	1.65	4,200.00		7,250.00	3,050.00		
Acquired 12/31/04 L		1,100	1.82	1,818.00		3,190.00	1,372.00		
Acquired 03/07/05 L		500	2.20	1,118.00		1,450.00	332.00		
Total		63,220		$82,433.23	2.9000	$183,338.00	$100,904.77	N/A	

WILLIAM T PAYNE

Sub / Branch 020 / Q1 / Rep / Q1YY / Account No. / 6837-8118 / CAP Account No. 4310243731

November 1 - November 30, 20(

Curious how your securities are performing? The "Unrealized Gain/Loss" column tells you how much each stock has increased or decreased in value since you bought it (based (cost data supplied by you or by outside services, which may not be complete). Revisions to this information (because of corporate mergers, tenders, and other reorganizations, f example) may be necessary from time to time. To update your cost information or provide omitted costs, contact Your Financial Advisor.

Please note that the unrealized gain/loss information presented here does not incorporate amounts or situations that you may use to adjust basis.
- Cost basis for fixed income tax lots has been amortized (for securities purchased at a premium) or accreted (for securities purchased at a discount), when possible, for applicat securities
- Partial return of principal or capital payments may not adjust original cost basis information
- Marked-to-market information is not available or provided

When information is available, tax lots are marked with an "L" to denote Long-term (shares held more than 1 year) or an "S" to denote Short-term (shares held 1 year or less).

Stocks and Options

Stocks

Description	Symbol	Quantity	Price or Adj. Cost	Cost or Other Basis	Current Price	Current Market Value	Unrealized Gain/Loss	Est. Ann. Income	Est. / Yield
DUSA PHARMACEUTICALS INC Acquired 10/15/97 L	DUSA	500	N/A##	N/A	5.4082	2,704.10	N/A	N/A	
EDAC TECHNOLOGIES CORP	EDAC				2.9000			N/A	
Acquired 02/09/99 L		400	6.50	2,627.00		1,160.00	-1,467.00		
Acquired 09/11/00 L		500	1.68	888.50		1,450.00	563.50		
Acquired 09/18/00 L		500	1.62	855.25		1,450.00	594.75		
Acquired 09/28/00 L		1,500	1.87	2,919.38		4,350.00	1,430.62		
Acquired 10/04/00 L		2,500	2.25	5,700.00		7,250.00	1,550.00		
Acquired 10/06/00 L		6,500	2.82	17,257.50		18,850.00	1,592.50		
Acquired 02/07/03 L		9,500	0.85	2,380.00		10,150.00	7,770.00		
Acquired 03/13/03 L		5,000	0.65	3,400.80		14,500.00	11,099.20		
Acquired 03/13/03 L		5,000	0.60	3,150.00		14,500.00	11,350.00		
Acquired 03/19/03 L		5,000	0.60	3,139.20		14,500.00	11,360.80		
Acquired 03/28/03 L		5,000	0.60	3,150.00		14,500.00	11,350.00		
Acquired 02/24/04 L		1,700	1.20	2,091.00		4,930.00	2,839.00		
Acquired 02/25/04 L		2,000	1.20	2,460.00		5,800.00	3,340.00		
Acquired 03/02/04 L		1,300	1.20	1,599.00		3,770.00	2,171.00		
Acquired 03/02/04 L		5,000	1.03	5,300.00		14,500.00	9,200.00		
Acquired 03/16/04 L		220	1.20	270.60		638.00	367.40		
Acquired 03/25/04 L		5,000	1.23	6,300.00		14,500.00	8,200.00		
Acquired 03/25/04 L		5,000	1.22	6,250.00		14,500.00	8,250.00		
Acquired 08/02/04 L		1,000	1.45	1,483.00		2,900.00	1,417.00		
Acquired 12/15/04 L		2,500	1.60	4,078.00		7,250.00	3,172.00		
Acquired 12/15/04 L		2,500	1.65	4,200.00		7,250.00	3,050.00		
Acquired 12/31/04 L		1,100	1.62	1,818.00		3,190.00	1,372.00		
Acquired 03/07/05 L		500	2.20	1,118.00		1,450.00	332.00		
Total		63,220		$82,433.23	2.9000	$183,338.00	$100,904.77	N/A	



WILLIAM T PAYNE

Sub / Branch / Rep / Account No. / CAP Account No.
020 / Q1 / Q1YY / 8837-8118 / 4310243731

November 1 - November 30, 20(

Curious how your securities are performing? The "Unrealized Gain/Loss" column tells you how much each stock has increased or decreased in value since you bought it (based cost data supplied by you or by outside services, which may not be complete). Revisions to this information (because of corporate mergers, tenders, and other reorganizations, f example) may be necessary from time to time. To update your cost information or provide omitted costs, contact Your Financial Advisor.

Please note that the unrealized gain/loss information presented here does not incorporate amounts or situations that you may use to adjust basis
- Cost basis for fixed income tax lots has been amortized (for securities purchased at a premium) or accreted (for securities purchased at a discount), when possible, for applicat securities
- Partial return of principal or capital payments may not adjust original cost basis information
- Marked-to-market information is not available or provided

When information is available, tax lots are marked with an "L" to denote Long-term (shares held more than 1 year) or an "S" to denote Short-term (shares held 1 year or less).

Stocks and Options

Stocks

Description	Symbol	Quantity	Price or Adj. Cost	Cost or Other Basis	Current Price	Current Market Value	Unrealized Gain/Loss	Est. Ann. Income	Est. / Yield
DUSA PHARMACEUTICALS INC Acquired 10/15/97 L	DUSA	500	N/A##	N/A	5.4082	2,704.10	N/A	N/A	
EDAC TECHNOLOGIES CORP	EDAC				2.9000			N/A	
Acquired 02/09/99 L		400	6.50	2,627.00		1,160.00	-1,467.00		
Acquired 06/11/00 L		500	1.88	886.50		1,450.00	563.50		
Acquired 09/18/00 L		500	1.62	855.25		1,450.00	594.75		
Acquired 09/28/00 L		1,500	1.87	2,919.38		4,350.00	1,430.62		
Acquired 10/04/00 L		2,500	2.25	5,700.00		7,250.00	1,550.00		
Acquired 10/06/00 L		6,500	2.62	17,257.50		18,850.00	1,592.50		
Acquired 02/07/03 L		3,500	0.65	2,380.00		10,150.00	7,770.00		
Acquired 03/13/03 L		5,000	0.85	3,400.80		14,500.00	11,099.20		
Acquired 03/13/03 L		5,000	0.60	3,150.00		14,500.00	11,350.00		
Acquired 03/13/03 L		5,000	0.60	3,139.20		14,500.00	11,360.80		
Acquired 03/28/03 L		5,000	0.60	3,150.00		14,500.00	11,350.00		
Acquired 02/24/04 L		1,700	1.20	2,091.00		4,930.00	2,839.00		
Acquired 02/25/04 L		2,000	1.20	2,460.00		5,800.00	3,340.00		
Acquired 03/02/04 L		1,300	1.20	1,599.00		3,770.00	2,171.00		
Acquired 03/02/04 L		5,000	1.03	5,300.00		14,500.00	9,200.00		
Acquired 03/18/04 L		220	1.20	270.60		638.00	367.40		
Acquired 03/25/04 L		5,000	1.23	6,300.00		14,500.00	8,200.00		
Acquired 03/26/04 L		5,000	1.22	6,250.00		14,500.00	8,250.00		
Acquired 06/02/04 L		1,000	1.45	1,483.00		2,900.00	1,417.00		
Acquired 12/15/04 L		2,500	1.60	4,078.00		7,250.00	3,172.00		
Acquired 12/15/04 L		2,500	1.65	4,200.00		7,250.00	3,050.00		
Acquired 12/31/04 L		1,100	1.62	1,818.00		3,190.00	1,372.00		
Acquired 03/07/05 L		500	2.20	1,118.00		1,450.00	332.00		
Total		63,220		$82,433.23	2.9000	$183,338.00	$100,904.77	N/A	



hp LaserJet *3380*



HP LASERJET FAX
703-549-0016
Dec-28-2006 10:49AM

Fax Call Report

Job	Date	Time	Type	Identification	Duration	Pages	Result
282	12/28/2006	10:48:11AM	Receive	703 553 9385	1:27	4	OK

Dec 28 2006 10:48AM   703-553-9385   p.1



To:	RICH CARTER	Fax:	703-549-0016
From:	WILLIAM B BAYNE JR	Date:	12/28/2006
Re:		Pages:	3
CC:			

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle





Exhibit B

Company's Notice of Deficiency to Proponent



ROBINSON & COLE LLP

EDWARD J. SAMORAJCZYK, JR.

280 Trumbull Street
Hartford, CT 06103-3597
Main (860) 275-8200
Fax (860) 275-8299
esamorajczyk@rc.com
Direct (860) 275-8207

Via Federal Express

January 10, 2007

Mr. William T. Payne
3806 Chanel Road
Annandale, Virginia 22003

Re: **EDAC Technologies Corporation - Shareholder Proposal**

Dear Mr. Payne:

Our client, EDAC Technologies Corporation (the "Company"), is in receipt of a letter, dated December 29, 2006 from you to Mr. Glenn L. Purple, Secretary of the Company with an attached resolution from you for action at the Company's next shareholders' meeting.

Please be advised that the Company does not believe that you have satisfied the eligibility requirements in that evidence has not been provided to the Company that you have continuously held the referenced securities for at least one year prior to the date the proposal was submitted as required pursuant to SEC Rule 14a-8(b), a copy of which is enclosed with this letter. The Company intends to exclude your proposal on the foregoing basis unless you adequately and timely correct this deficiency. To be timely, any response to this letter must be postmarked, or transmitted electronically, to the Company no later than 14 days from the date you receive this letter.

Very truly yours,



Edward J. Samorajczyk, Jr.



Law Offices

BOSTON

HARTFORD

NEW LONDON

STAMFORD

WHITE PLAINS

NEW YORK CITY

SARASOTA

www.rc.com

Copy to: Daniel C. Tracy, Chairman

HART1-1374686-1

*** THE FEDERAL REGISTER ***

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

. . .

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Exhibit C

Proponent's Response to Company's Notice of Deficiency



[illegible]
[illegible], VA 22314
703-549-[illegible]
703-549-0016 FAX
[illegible]

CARTER & LAY, PLLC
ATTORNEYS AND COUNSELORS AT LAW

January 22, 2007

Glenn L. Purple
Corporate Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

Pursuant to your counsel's letter dated January 10, 2007, I enclose verification of ownership in the form of a statement from Wachovia Securities regarding of ownership of shares and statements showing that the Shareholder William T. Payne has held the shares for more than a year, that they are worth more than $2,000.00. Mr. Payne owns over $186,000 worth of shares and he has been purchasing these shares since February 9, 1999.

Mr. Payne is also the sole voter for the shares he holds.

Please feel free to call me if you have any questions about this resolution.

Sincerely,



Richard D. Carter

Encl. Affidavit of Ownership

cc: Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
MS 3-3
450 Fifth St. N.W.
Washington, D.C. 20549

Wachovia Securities, LLC
Retail Investment Group
NC1164
401 South Tryon Street
Charlotte, NC 28288

WACHOVIA SECURITIES

January 11, 2007

William T. Payne
3806 Chanel Road
Annandale, VA 22003-2025

RE: Command Asset Program 4310243731
and Investment Account 6637-8118

Dear Mr. Payne:

Thank you for contacting Wachovia Securities regarding your Investment Account number 6637-8118.

As of the close of business on December 26, 2006, the 63,220 shares of EDAC Technologies Corp. held in your Investment Account had a value of $186,499.00.

The 63,220 EDAC Technologies Corp. securities were purchased from February 9, 1999 through March 7, 2005.

If we can be of further assistance, please contact a Client Services Specialist at 800-733-8812, 24 hours a day, 7 days a week.

Sincerely,



Clifford S. Aaron
Client Advocacy Manager
Wachovia Securities, LLC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: EDAC Technologies Corporation
Incoming letter dated January 26, 2007

The proposal relates to reincorporation.

There appears to be some basis for your view that EDAC may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of EDAC's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if EDAC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which EDAC relies.

Sincerely,



Derek B. Swanson
Attorney-Adviser

END